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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.________)*


                          Pacific Scientific Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    694806
                   ----------------------------------------
                                (CUSIP Number)


            David C. Burgess, Esq./Law Offices of Dixon R. Howell
    One Almaden Boulevard, Suite 620, San Jose, CA  95113  (408) 275-6300
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               January 29, 1996
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.  694806                                       Page      of      Pages
         ----------------------                              ----    ----
--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Louis J. Petralli               ###-##-####
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
(3)     SEC USE ONLY


--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
                (7)     SOLE VOTING POWER

                            792,364 shares
  NUMBER OF     ----------------------------------------------------------------
   SHARES       (8)     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  None
    EACH        ----------------------------------------------------------------
 REPORTING      (9)     SOLE DISPOSITIVE POWER
   PERSON
    WITH                    792,364 shares
                ----------------------------------------------------------------
                (10)    SHARED DISPOSITIVE POWER

                            None
--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                792,364 shares
--------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [ ]

--------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.6%
--------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------


ITEM 1.         SECURITY AND ISSUER

        Common Stock, $1.00 par value
        Pacific Scientific Company (the "Issuer")
        620 Newport Center Drive, Suite 700
        Newport Beach, California 92660

ITEM 2.         IDENTITY AND BACKGROUND

        (a)     Name:                   Louis J. Petralli

        (b)     Business Address:       100 Granite Hill Road, #289
                                        Grants Pass, Oregon 97526

        (c)     Present Principal
                Occupation or
                Employment:             Retired

        (d) During the last five years, has the reporting person been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)?

                       Yes                        XX   No
                ------                          ------

        (e) During the last five years, has the reporting person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws?

                       Yes                        XX   No
                ------                          ------

        (f):    Citizenship:            United States of America

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The securities were acquired pursuant to the merger of M1 Acquisition Corp., a California corporation, a wholly owned subsidiary of the Issuer, with and into Met One, Inc., a California corporation, and the sale of certain real property from the reporting person to M1 Acquisition Corp. Immediately prior to consummation of the merger, effective as of January 29, 1996, the reporting person owned 400 shares of the outstanding Common Stock of Met One, Inc., constituting 80% of the total outstanding shares of Met One, Inc. Pursuant to the merger, the reporting person was issued 762,924 shares of the Issuer's Common Stock in exchange for his Met One, Inc. Common Stock. In addition, the reporting person was issued 29,440 shares of the Issuer's Common Stock in consideration of the sale by him of certain real property to M1 Acquisition Corp., concurrently with the consummation of the merger. Thus, the reporting person was issued a total of 792,364 shares of the Issuer's Common Stock.

ITEM 4.         PURPOSE OF TRANSACTION

        The securities of the Issuer were acquired for investment purposes, and not with the intention nor the effect of changing or influencing the control of the Issuer. As described in Item 3 above, the securities were acquired pursuant to the merger of a wholly owned subsidiary of the Issuer with and into Met One, Inc. Pursuant to a Registration Rights Agreement, the Issuer is obligated to file with the Securities and Exchange Commission a registration statement covering the shares of Common Stock issued to the reporting person. See Item 6. Once the shares of Common Stock are registered and the Issuer has published and disseminated financial statements which include the results of at least thirty
(30) days of combined operations of the Issuer and Met One, Inc. (see Item 6), the reporting person may sell all or part of the shares of Common Stock from time to time depending on market conditions and other economic factors.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

        (a) Aggregate number and percentage of Common Stock of the Issuer beneficially owned by the reporting person:
                -------------------------------------------------------------

                No. of Shares:          792,364
                Percent of Class:       6.6%

        (b)     Sole power to vote or to direct the vote:
                -----------------------------------------

                792,364 shares

                Shared power to vote or to direct the vote:
                -------------------------------------------

                None

                Sole power to dispose or to direct the disposition:
                ---------------------------------------------------

                792,364 shares

                Shared power to dispose or to direct the disposition:
                -----------------------------------------------------

                None

        (c) As described in Item 3 above, the shares were acquired by the reporting person from the Issuer on January 29, 1996, pursuant to the merger of a wholly owned subsidiary of the Issuer with and into Met One, Inc. There have been no transactions by the reporting person in the class of securities reported on since the acquisition of the shares.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to Section 6.8 of the Agreement and Plan of Merger among the Issuer, M1 Acquisition Corp., Met One, Inc. and the shareholders of Met One, Inc. dated as of December 29, 1995, the reporting person may not sell, transfer, or assign the shares of Common Stock of the Issuer acquired pursuant to the merger, prior to the publication and dissemination of financial statements by the Issuer which include the results of at least thirty (30) days of combined operations of the Issuer and Met One, Inc.

        Pursuant to a Registration Rights Agreement dated as of December 29, 1995, the Issuer is obligated to file with the Securities and Exchange Commission a registration statement covering the shares of Common Stock of the Issuer issued to the reporting person pursuant to the merger and to use its best efforts to cause the registration to become effective under the Securities Act of 1933, as amended.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 2 Section 6.8 of the Agreement and Plan of Merger dated as of December 29, 1995.

        Exhibit 4   Registration Rights Agreement dated as of December 29, 1995.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 1996                                /s/ Louis J. Petralli
--------------------                        -----------------------------
     Date                                             Signature

                                                  Louis J. Petralli
                                            -----------------------------
                                                      Name/Title



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